Exhibit 99.1

PERDIGÃO S.A.

A Publicly Held Authorized Capital Company

CNPJ/MF n.º 01.838.723/0001-27

ANNOUNCEMENT OF A MATERIAL FACT

Pursuant to Article 157, paragraph 4 of Law 6.404/76, dated December 15, 1976, as amended, and in accordance with the terms of Article 2 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction 358, as amended, and Article 7, paragraph 1 of  CVM Instruction 471, dated August 8 2008 (“CVM Instruction 471”), Perdigão S.A. (“Perdigão” or the “Company”), wishes to announce that:

•                  on June 5 2009, a filing was made with the Brazilian National Association of Investment Banks — ANBID (“ANBID”), in accordance with the authority granted to it by the CVM, pursuant to CVM Instruction 471 and the agreement signed for that end on August 28, 2008 between the CVM and ANBID, requesting registration of a primary public offering of common shares, with no nominal value, by the Company (“Offering”);

•                  the Offering shall include, simultaneously: (a) the public distribution of common shares in Brazil in the over-the-counter market pursuant to CVM Instruction 400, as amended, and other applicable legal provisions, with sales efforts overseas; and (b) the distribution of common shares overseas, including in the form of American Depositary Shares - ADSs, evidenced by American Depositary Receipts - ADRs;

•                  the Offering shall be limited to the Company’s authorized capital, to be increased in due course, and the effective number of shares to be issued, as well as the price per share relating to the Offering, shall be approved by the Company’s Board of Directors at a later date;

•                  each one of the holders of the common shares issued by the Company resident and domiciled in Brazil, or with registered offices in Brazil (“Shareholders”) and the holders of common and preferred shares issued by Sadia S.A. (“Sadia”) resident and domiciled in Brazil, or with registered offices in Brazil (“Sadia Shareholders”) shall be granted a pro rata subscription right (the “Priority Offering”) within the scope of the Offering in Brazil (a) up to the amount proportional to the participation of each Shareholder and each Sadia Shareholder in the total capital stock of the Company as if the association between the Company and Sadia, pursuant to the association agreement signed on May 19, 2009 among the Company, HFF Participações S.A. (“HFF”) and Sadia (“Association”), which includes the incorporation of the shares issued by HFF, to be carried out by the Company, and the incorporation of the shares issued by Sadia, to be carried out by the Company, had already taken place, on the basis of the exchange ratio of 0.132998 common share issued by the Company for each ordinary or preferred share issued by Sadia, as disclosed in the announcement of a material fact of May 19, 2009 with respect to the Association (“Pro Rata Subscription Limit”); and (b) that have exceeded the Pro Rata Subscription Limit, by means of a request to reserve leftover shares in the Reserve Request, pursuant to the conditions of the Offering.  The determination of the Pro Rata Subscription Limit will be made at the close of business on July 7, 2009 (“First Cut-Off Date”), pursuant to the custody positions on this date of each one of the Shareholders and the Sadia Shareholders at the BM&F BOVESPA S.A. — Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) or at the depositary institutions of the common shares issued by the Company and of the common and preferred shares issued by Sadia, as the case may be, disregarding share fractions, at the same time observing that, should the respective custody position of the Shareholder or the Sadia Shareholder, determined on the cut-off date of  July 17, 2009 (“Second Cut-Off Date”) be more or less than the applicable custody position on the First Cut-Off Date, the Pro Rata Subscription Limit shall be adjusted to the applicable position of the Shareholder or Sadia Shareholder on the Second Cut-Off Date; and

•                  the completion of the Offering is subject to the conditions of domestic and international capital markets, as well as to the granting of the respective registrations by the CVM and the United States Securities and Exchange Commission - SEC.

In the light of the various news items published in the media, the Company believes it is appropriate to remind shareholders that they should base their investment decisions solely and exclusively on information contained in the Offering Prospectus to be published following the examination of  the Offering documents by ANBID and the CVM.

São Paulo, June 5 2009.

Leopoldo Viriato Saboya

CFO and Investor Relations Officer

This announcement does not constitute an offering to sell securities in Brazil, the United States or any other country. The offering or sale of securities in the United States is not permitted unless the securities are registered under the Securities Act of 1933 or an exemption from the registration requirements is available. Perdigão intends to register the offering in the United States. Any public offering of securities in the United States shall be made by means of a prospectus to be obtained from Perdigão and which shall contain detailed information about Perdigão and its management, as well as its financial statements.

The Priority Offering shall not be available to Shareholders of Perdigão or Sadia Shareholders that are not resident and domiciled in Brazil and do not have registered headquarters in Brazil, given that the offering and sale of shares of the Brazilian offering are subject to the securities’ legislation of the United States of America, and certain characteristics of the Priority Offering may not be compatible with these regulations.